[LETTERHEAD OF DECHERT LLP]

May 27, 2010

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490, 811-21977)

Dear Mr. O’Connor:

Thank you for your comments regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares International Corporate Bond Portfolio (the “Fund”), each a series of PowerShares Exchange-Traded Fund Trust II (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on May 18, 2010.  Below, we describe the changes that will be made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.  The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes will be reflected in a 497 filing, which will be filed on EDGAR on or about May 25, 2010.  Terms used but not defined herein have the meaning ascribed to them in the Prospectus.

Comment 1.  Please add the word “mutual” before the word “fund” in the paragraph above the Expense Example to match the prescribed language of Item 3 of Form N-1A.

Response 1:  The disclosure will be revised accordingly.

Comment 2.  Please revise the disclosure under “Purchase and Sale of Fund Shares” to comply with Item 6 of Form N-1A.

Response 2:          The present disclosure follows comments given by the SEC Staff on prior Trust filings, and we believe it complies with Item 6 of Form N-1A.

Comment 3.  In the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies,” please revise the references to “each Underlying Index constituent” and “each security” to read “each bond,” for consistency and clarity throughout.

Response 3:          The disclosure will be revised accordingly.

Comment 4.  Under “Additional Risks of Investing in the Fund—Derivatives Risk,” please revise to clarify that these risks exist due to the inherent leverage of derivatives.

Response 4:          The disclosure will be revised accordingly.

Comment 5.  Please confirm whether the returns of the Underlying Index will be “gross” or “net” of foreign country withholdings.

Response 5:          The Underlying Index’s returns will be “gross” of foreign country withholdings.

*        *        *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Allison M. Fumai at (212) 698-3526.  Thank you.

Kind regards,

/s/ Stuart M. Strauss

Stuart M. Strauss